UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE SC 14F1

INFORMATION STATEMENT

Pursuant to Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder

AirtimeDSL

(Name of Small Business Issuer in its charter)

Nevada	0-52877	20-8257363
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

102 NE 2nd Street #400, Boca Raton, Florida 33432

(Address of principal executive offices)

(561) 544-6966

(Issuer's telephone number)

INTRODUCTION

This Information Statement is being furnished to holders of record of shares of common stock, par value  $0.001 per share (the “Common Stock”), of AirtimeDSL, a Nevada corporation (the “Company”) on April 15, 2009, pursuant to Section 14(f) of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with a change in the membership of the board of directors (the “Board”) of AirtimeDSL (the “Company”).

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

On the Effective Date, there were 50,834,375 shares of Common Stock outstanding.  Each share of Common Stock is entitled to one vote on the election of directors.

Effective April 15, 2009, the Company, AirtimeDSL Acquisition Corporation, a Nevada corporation (“Merger Sub”) and TAG Industries, Inc. (“ TAG”), a privately held Florida company executed an Agreement and Plan of Reorganization (“ Merger Agreement”) pursuant to which Merger Sub agreed to merge with TAG such that TAG would be the survivor and become a wholly-owned subsidiary of the Company (the “Merger”).  To accomplish the Merger, the Company agreed to issue to the shareholders of TAG an aggregate of 26,671,875 shares of its Common Stock (the “Merger Shares”).  Upon completion of the Merger (the “Effective Date”), the Company's current director (the “Outgoing Director”) resigned and was replaced by a new director designated by TAG (the “Incoming Director”).

The Company issued 26,671,875 restricted shares to the shareholders of TAG.   These newly issued shares were not registered under the Securities Act of 1933, as amended (the “Act”) and were issued in the reliance upon the exemption from registration provided by section 4(2) of the Act. Further, the original founder of the Company and his wife, who own collectively 40,050,000 shares have canceled and returned all their shares to the Company.  These shares were cancelled and returned to the Company on the Effective Date.

At the Effective Date, the Incoming Director was appointed by the Board to replace the Outgoing Director of the Company. The change in directors was effective at the closing of the Merger, but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the “Commission”) and mailed to all holders of record of the Company's Common Stock.

VOTING SECURITIES

Prior to the Merger there were 64,112,500 shares of the Company's Common stock outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders. Upon the Effective Date, and following the issuance of the Merger Shares, and after the cancellation of shares, there are: 50,834,375 shares of the Company's Common Stock issued and outstanding, each of which entitle the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Merger Agreement by (i) our officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

Title of Class	Name and Address of Beneficial Owner of Shares	Position	Amount of shares held by Owner	Percent of Class(1)

Common	Thomas J. Irvine (2)	Board Chairman / CEO	7,500,000	14.7%

Common	Lisa A. Niedermeyer(3)	Sr. Vice-President Marketing.	3,750,000	7.3%

All Executive Officers, Directors as a Group (2 persons)			11,250,000	22.13%

(1)   The percentages listed in the percent of class column are based upon 50,834,375 issued and outstanding shares of Common Stock.
(2)  Thomas J. Irvine, 102 NE 2nd Street #400, Boca Raton, Florida 33432. The shares are held by the Thomas J. Irvine as Trustee of the Thomas J. Irvine Revocable Trust, dated 12/19/1997.  Thomas J. Irvine has the power to exercise voting and investment control over the shares of common stock owned by the trust.
(3)   Lisa A. Niedermeyer, 102 NE 2nd Street #400, Boca Raton, Florida 33432.

CHANGES IN CONTROL

Pursuant to the Merger Agreement, the Company issued an aggregate of 26,671,875 shares of Common Stock on a pro rata basis to the TAG shareholders. At the Effective Date, the Outgoing Director and officer resigned from his position as a director and officer of the Company. At the Effective Date, and following delivery and filing of this Schedule, the Incoming Director became the sole member of the Board. As a result of this change and the number of shares issued in the Merger, the Company has experienced a change in control.

Under the terms of the Merger Agreement, the Company transferred 26,671,875 of its shares in the Company to TAG’s shareholders upon TAG's satisfaction of certain conditions set forth in the Merger Agreement.

The Company knows of no other arrangements or events, the happening of which will result in a change in control.

LEGAL PROCEEDINGS

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect

DIRECTORS AND EXECUTIVE OFFICERS

As described above, in connection with the Merger Agreement, Mr. Ed Heckerson, the Company’s founder resigned as President and a director of the Company, as of the Effective Date. The following information relates to the Incoming Director and executive officers of the Company upon the Effective Date and the filing and delivery of this Schedule.

Name	Age	Position
Thomas J. Irvine	59	Board Chairman & Chief Executive Officer
Lisa A. Niedermeyer	32	Senior Vice President of Marketing

Thomas J. Irvine, Board Chairman & Chief Executive Officer

Thomas J. Irvine co-founded Clear-Lite/TAG Industries, Inc. in 2005. Prior to this he was the President & C.E.O. of Reusable Technologies, Inc. which he founded with Lisa Niedermeyer.  At Reusable Technologies, they helped license and create the original packaging designs and marketing strategies for the Honeywell Brand of Energy Saver CFLs.  He has over 35 years experience running retail and commercial sales and marketing organizations, spending over 25 of those years with Fine Sales Corp, a leading sales agency for SHARP Electronics, helping build their business to over $220 million in sales.  In addition, Mr. Irvine served as Regional Sales Manager of Electronics for SONY Corp., General Manager of a leading electronics importer, and National Sales Manager for a record company.  Together with Lisa Niedermeyer, they conceived and developed Clear Color Technology™, Clear-Lite™, Clear-Lite Technology™ and all their current trademarks and designs.  Mr. Irvine attended McMaster University where he earned his Bachelor of Arts degree in Business in 1971.

Lisa A. Niedermeyer, Senior Vice President of Marketing

Lisa A. Niedermeyer, co-founded Clear-Lite/TAG Industries, Inc. in 2005.  Prior to this, Mrs. Niedermeyer was the Vice President of Marketing for Reusable Technologies, Inc.  She has 10 years experience in market research, trademark development, package and collateral design. While at Reusable Technologies, Lisa worked closely with Energy Star on product approvals and rebate programs for retailers, as well as coordinating all trade shows, TV commercial production and advertising.  She helped Reusable Technologies acquire one of the most extensive listings for CFLs on the Energy Star site under the PRO-IMAGE & Honeywell Brands.  In addition, she was Vice President of Marketing at Fine Sales Corp (a sales and marketing agency with over $200 million in revenue) and helped manage all company marketing activities.  Mrs. Niedermeyer was educated at Florida Atlantic University (FAU) and the Academy of Art University.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Lisa A. Niedermeyer the Company’s Senior Vice-President of Marketing is the daughter of Thomas J. Irvine our Board Chairman & Chief Executive Officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

BOARD COMMITTEES AND OTHER BOARD INFORMATION

Because our Board currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board or committees performing similar functions. We do not believe it is necessary for our Board to appoint such committees because the volume of matters that come before our Board for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company's executive officer did not receive any compensation or other remuneration in his capacity as such during the year ended July 31, 2008 or to date in 2009. There were no stock options granted, exercised or held by any executive officer during the current fiscal year.

DIRECTOR COMPENSATION

The Company's directors presently serve without compensation, but are entitled to reimbursement for reasonable and necessary expenses incurred on behalf of the Company.

BOARD MEETINGS

There have been two meetings of our Board over the year.

ANNUAL SHAREHOLDERS MEETING

In accordance with Article II Section 1 of the Company's By-laws, the annual meeting of shareholders will be held on such date and at such time as designated from time to time for the purpose or electing directors of the corporation and to transact all business as may properly come before the meeting on such other day as fixed by the Board.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRTIMEDSL

April 24, 2009	By:	/s/ Thomas J. Irvine
Thomas J. Irvine
President, Chief Executive Officer and Director